

May 19, 2011

By Facsimile (212.735.8708) and U.S. Mail

Richard Baumann, Esq.
MorrisonCohen LLP
909 Third Avenue
New York, New York 10022-4784

> **Re:**   **Pittsburgh & West Virginia Railroad**
> **Definitive Proxy Statement on Schedule 14A filed April 29, 2011, as amended**
> **File No. 001-05447**

Dear Mr. Baumann:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Trust's disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the Trust will provide the requested response. If you do not believe our comments apply to the Trust's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

Schedule 14A

General

1.   We note that the Company filed a Form 8-K on May 17, 2011 indicating that the Trust approved amendments to its First Amended Declaration of Trust and First Amended Regulations, each dated February 14, 2011 to provide for cumulative voting. Prior to such amendments, it is our understanding that the Trust's governing documents did not provide for cumulative voting. Given that the annual meeting is being held on May 26, and the election of directors is contested, please advise us as to what consideration, if any, the Trust has given with respect to whether shareholders have been afforded a sufficient period of time within which to make a reasonably informed voting decision. We may have further comment.

2.   To the extent the Trust files a revised proxy statement in response to the following Staff comments, please advise us what consideration, if any, the Trust will have given at the time of such filing as whether shareholders have been afforded a sufficient period of time within which to make a reasonably informed voting decision based on the new information contained in such filing. We may have further comment.

3.   We remind you that all proxy statements filed with the Commission should be under the cover of Schedule 14A. In addition, please include a form of proxy in future definitive proxy statements filed with the Commission.

4.   In the future, please consider including page numbers in future proxy statements filed with the Commission.

5.   The paragraph preceding Arun Mittal's signature block indicates that the proxy statement incorporates by reference the Trust's current Annual Report on Form 10-K, as filed with the Commission. Note D of Schedule 14A provides that information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A. It is unclear from the disclosure what specific items of Form 10-K are being incorporated into the proxy statement and whether such items are being incorporated in an attempt to fulfill the required item requirements of Schedule 14A. Please advise. To the extent the Trust is attempting to incorporate by reference information from the Form 10-K in order to fulfill Schedule 14A item requirements that do not specifically permit incorporation by reference, please revise the proxy statement to include the required disclosure.

6.   Provide the disclosure required by Item 21 of Schedule 14A with respect to each of the four proposals.

Notice of Electronic Availability of Proxy Materials

7.   For future reference, please ensure the proxy statement complies with the requirements of Exchange Act Rule 14a-16, including the specific legend required by Rule 14a-16(d)(1).

Proxy Solicitation Statement

8.   We understand from past conversations with you that the Trust is not soliciting discretionary authority to cumulate votes. Please confirm such in your response to this comment.

9.   With a view towards disclosure, please revise the proxy statement to indicate how votes will be cumulated to the extent a record holder does not specify on its proxy card how it wishes to have its votes cumulated.

10.   Please consider revising this section to instruct shareholders wishing to distribute their cumulative votes among nominees in a particular manner how they can do so. For example, must they mark the proxy card by hand? Must they use specific language? How can shareholders beneficially owning shares held in "street name" through a bank, broker or other nominee ensure their intentions are properly fulfilled?

Proposal Number 1: Election of Trustees

11.   We note the statement that if any nominee becomes unavailable for any reason, the proxies will be voted for the election of such substitute as may be designated by management. Please confirm for us that should the Trust lawfully identify or nominate substitute nominees before the meeting, the Trust will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

12.   Revise this section to ensure that the proxy statement provides for each nominee their principal occupation and employment during the past five years as well as the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K. For example, it is our understanding that Mr. Lesser is the President of Intelligen Power Systems, LLC, a member of the Combined Heat and Power Partnership with the United States Environmental Protection Agency.

13.   We note that the address and phone number of Intelligen Power Systems as set forth on its webpage (http://www.epa.gov/chp/partnership/partners/intelligenpowersystemsllc. html) are the same address and phone number the Trust sets forth on its Form 8-K filed May 17, 2011. With a view towards disclosure, please advise whether there exists any arrangement for the use of such premises by both the Trust and Intelligen Power Systems. To the extent applicable, provide the disclosure required by Item 404 of Regulation S-K. See Item 7(b) of Schedule 14A.

14.   Please expand the basis for the Trust's recommendation that holders vote for the nominees. For each nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the Trust's business and structure. If material, this disclosure should cover more than the past five years, including information about the nominee's particular areas of expertise or other relevant qualifications. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

Proposal Number 2: Ratification of Independent Accountants

15. Please provide the disclosure required by Item 9(e)(2), (3), (4) and (5) of Schedule 14A.

Remuneration

16. Please provide the tabular disclosure required by Item 402(n) of Regulation S-K and Item 8 of Schedule 14A. We note that $12,000 was paid to the "secretary-treasurer" of the Trust. We also note that compensation was paid to Robert McCoy amounting to, when combined with the office lease, $30,000. Please confirm Mr. McCoy is the secretary-treasurer referred to in this paragraph. If neither of these officers are persons covered by Item 402(m)(2), please so indicate and provide an appropriate explanation. Please also confirm that no other person covered by Item 402(m)(2) received any compensation in 2010 requiring disclosure in accordance with Item 402.

17. To the extent an employment agreement or arrangement existed with the former secretary-treasurer of the Trust, please disclose the material terms in accordance with Item 402(o)(1). See Item 8 of Schedule 14A.

18. We note the disclosure regarding trustee fees of $11,400. Please revise this section to provide the disclosure required by Item 402(r). Please note that this item requires disclosure in tabular format. See Item 8 of Schedule 14A.

Related Party Transactions

19. Note that Item 404(a) requires disclosure of certain related party transactions since the beginning of the Trust's last fiscal year as well as any currently proposed transactions, and Item 404(d) modifies the dollar threshold for smaller reporting companies. Please either modify the language under the section entitled "Related Party Transactions," which does not speak to currently proposed transactions, or confirm in your response letter that there are no currently proposed transactions requiring disclosure in accordance with Item 404(a) and (d) of Regulation S-K. See Item 7 of Schedule 14A.

20. With a view towards disclosure, please advise us what consideration was given as to whether the participation in the 2011 rights offering by Mr. Lesser and his affiliates constituted a related party transaction requiring disclosure in accordance with Item 7(b) of Schedule 14A and Item 404(a) and (d) of Regulation S-K.

Shareholder Proposals

21.   Revise to provide all of the disclosure required by Exchange Act Rule 14a-5(e)(1) and
        (2). See Item 1(c) of Schedule 14A. Please also advise us how the Trust determined
        December 17, 2011 to be the correct deadline as calculated in accordance with Rule 14a-
        8(e).

Other Matters

22.   Provide the disclosure required by Item 407(c)(2), (e)(1) and (3) and (f). Refer to Item
        7(d) of Schedule 14A.

                                        *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the Trust is in possession of all facts
relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has
made.

        In responding to our comments, please provide a written statement from the Trust
acknowledging that:

    ·   it is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    ·   it may not assert staff comments as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3444. You may also contact me via
facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                Sincerely,

                                                /s/ Perry J. Hindin

                                                Perry J. Hindin
                                                Special Counsel
                                                Office of Mergers & Acquisitions